Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated February 12, 2014

Relating to the Preliminary Prospectus dated February 12, 2014

Registration No. 333-192232

3,500,000 Shares

Common Stock

This free writing prospectus of Amedica Corporation relates only to the securities described in, and should be read together with, the preliminary prospectus, dated February 12, 2014 (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-192232) of Amedica Corporation (as amended, the “Registration Statement”), as filed with the Securities and Exchange Commission on February 12, 2014, including the section entitled “Risk Factors,” before deciding to invest in the securities described below. The following information supplements and updates the information contained in the Preliminary Prospectus. To review a filed copy of the Preliminary Prospectus, click on the following link: http://www.sec.gov/Archives/edgar/data/1269026/000119312514047404/d593074ds1a.htm.

The following information supplements and updates and, to the extent inconsistent, supersedes the information contained in the Preliminary Prospectus. This free writing prospectus amends certain information in the Preliminary Prospectus primarily to reflect a decrease in the price of our initial public offering to $5.75 per share and certain other changes. Unless the context requires otherwise, we use the terms “Amedica,” “we,” “our” and “us” in this free writing prospectus to refer to Amedica Corporation.

Initial offering price to public	$5.75 per share.

Common stock offered by us

3,500,000 shares (or 4,025,000 shares if the underwriters exercise in full their option to purchase additional shares). Unless otherwise indicated, all information in this free writing prospectus assumes the underwriters do not exercise their option to purchase additional shares.

Net proceeds

Approximately $14.5 million (or $17.3 million if the underwriters exercise their option to purchase additional shares in full) after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Trading market

Our common stock has been approved for listing on The NASDAQ Capital Market under the trading symbol “AMDA”. The NASDAQ Capital Market may be less liquid than The NASDAQ Global Market, on which we previously expected our common stock to trade.

Common stock to be outstanding after this offering	12,127,454 shares (or 12,652,454 shares if the underwriters exercise in full their option to purchase additional shares).

Pro forma as adjusted consolidated balance sheet data	Giving effect to this offering, our pro forma as adjusted consolidated balance sheet data as of September 30, 2013 would have been (dollars in thousands):

Cash, restricted cash and cash equivalents	$22,332
Working capital	12,764
Total assets	50,040
Long-term debt, including current portion	17,917
Convertible preferred stock	—
Total stockholders’ equity	22,483

Pro forma as adjusted capitalization	Giving effect to this offering, our pro forma as adjusted capitalization as of September 30, 2013 would have been (dollars in thousands):

Debt	$17,917
Common stock warrant liability	3,877
Preferred stock warrant liability	—
Convertible preferred stock, no shares authorized, issued or outstanding	—
Stockholders’ equity:
Preferred stock, $0.01 par value; 130,000,000 shares authorized, no shares issued or outstanding	—
Common stock, $0.01 par value; 250,000,000 shares authorized, 12,127,454 shares issued and outstanding	121
Additional paid-in-capital	162,972
Accumulated deficit	(140,585)
Total stockholders’ equity	22,483
Total capitalization	$44,277

Use of proceeds

The primary purposes of this offering are to create a public market for our common stock and thereby enable future access to the public equity markets by us and our stockholders and to obtain additional capital. We currently intend to use the net proceeds received by us from this offering in the following manner:

•     up to $8.7 million to primarily support debt service under our existing senior secured credit facility with General Electric Capital Corporation, or GE Capital, as agent and lender, and Zions First National Bank, as lender, which we refer to as the GE Secured Lending Facility, as well as to support working capital needs and other general corporate purposes;

•     up to $4.0 million to fund research and development and commercialization activities of our product candidates, including the funding of clinical trials we plan to conduct for our product candidates; and

•     up to $1.8 million to continue to build sales, marketing and distribution capabilities for our silicon nitride technology platform, including the costs of inventory and instruments.

As described on page 39 under “Use of Proceeds” in the Preliminary Prospectus, we are subject to significant debt service obligations, including monthly principal and interest payments, under our GE Secured Lending Facility. We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of the offering. The amount and timing of our actual expenditures may vary significantly depending upon numerous factors, including the ultimate resolution of our FDA submissions for clearances or approvals of our product candidates, the specific clinical trial requirements imposed for market approval of our product candidates, our revenues, operating costs and capital expenditures and other factors described under “Risk Factors” in the Preliminary Prospectus. We may find it necessary or advisable to use the net proceeds for other purposes, and our management will retain broad discretion in the allocation of the net proceeds from this offering.

Future capital requirements

As a supplement to the information about our expected resources after giving effect to this offering contained on page 20 under “Risk Factors” and on page 55 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Preliminary Prospectus, we now expect that our existing capital resources, expected product revenue and the net proceeds from this offering will enable us to maintain currently planned operations at least through the next 15 months.

However, our operating plan may change, and we may need additional funds sooner than anticipated to meet our operational needs and capital requirements for product development, clinical trials and commercialization. Our future capital requirements will depend on many factors, including:

•     the level of sales of our current products and the cost of revenue and sales and marketing;

•     the extent of any clinical trials that we will be required to conduct in support of the regulatory clearance of our total hip and knee replacement product candidates;

•     the scope, progress, results and cost of our product development efforts;

•     the costs, timing and outcomes of regulatory reviews of our product candidates;

•     the number and types of products we develop and commercialize;

•     the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims; and

•     the extent and scope of our general and administrative expenses.

Amedica Corporation has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or the “SEC” for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Amedica Corporation has filed with the SEC for more complete information about Amedica Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, Amedica Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting JMP Securities LLC by mail at JMP Securities LLC, Attn: Syndicate Department, 600 Montgomery Street, Suite 1100, San Francisco, CA 94111, by email syndicate@jmpsecurities.com or by phone at (415) 835-8985 or from Needham & Company, LLC by mail at Needham & Company, LLC, 445 Park Avenue 3rd Floor, New York, NY 10022, by email prospectus@needhamco.com, or by phone at (800) 903-3268.